UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005, REFLECTING THE ACQUISITION OF INTERNATIONAL STEEL GROUP INC.

The following unaudited pro forma statement of operations (the “Unaudited Pro Forma Condensed Combined Statement of Operations”) is prepared to illustrate the estimated effects of the acquisition of International Steel Group Inc. (“ISG”) as if such acquisition had occurred on January 1, 2005. On April 15, 2005, Mittal Steel acquired all the issued and outstanding shares of ISG common stock in exchange for approximately $2.1 billion in cash and 60,891,883 Mittal Steel class A common shares.

The acquisition of ISG has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values as of the date of completion of the acquisition.

The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. These adjustments could materially change during the course of an independent valuation of ISG’s assets and liabilities. The Unaudited Pro Forma Condensed Combined Statement of Operations does not purport to represent Mittal Steel’s results of operations for any future period or as of any date. The Unaudited Pro Forma Condensed Combined Statement of Operations should be read in conjunction with the notes thereto, the Mittal Steel Consolidated Financial Statements and the notes thereto, and the ISG Unaudited Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2005 and the notes thereto.

Mittal Steel Company N.V. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2005

	Mittal Steel Historical (Including ISG from April 16, 2005)	ISG Historical (January 1, 2005 through April 15, 2005)	Pro Forma Adjustments		Pro Forma Combined Mittal Steel and ISG
	(in millions, except per share data)

Net sales	$ 28,132	$ 3,128	$-		$ 31,260

Costs and expenses:
Cost of sales (exclusive of depreciation shown separately)	21,495	2,644	(2)	A	24,080
			(57)	H
Depreciation and amortization	829	48	19	D	896
Selling, general and administrative expenses	1,062	159	(23)	B	1,153
			(45)	C
	23,386	2,851	(108)		26,129
Operating income	4,746	277	108		5,131
Other income (expense) – net	77	-	-		77
Income from equity method investments	69	-	-		69
Gain on sale of assets	-	10	-		10
Interest and other financing expense, net	(189)	(15)	(20)	E	(221)
			3	G
Income before income taxes and minority interest	4,703	272	91		5,066
Provision for income taxes	(818)	(109)	(35)	F	(962)
Income before minority interest	3,885	163	56		4,104
Minority interest	(520)	-	-		(520)
Net income	$ 3,365	$ 163	$ 56		$ 3,584

Basic earnings per common share	$ 4.90	$-	$-		$ 5.22
Diluted earnings per common share	4.90	-	-		5.22
Weighted average shares outstanding in millions
— Basic	687	-	-		687
— Diluted	687	-	-		687
Shares issued in connection with ISG acquisition	61	-	-		61

See accompanying notes to Unaudited Pro Forma Condensed Combined Statement of Operations

Mittal Steel Company N.V. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Statement of

Operations for the Year Ended December 31, 2005

1.                         Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2005 reflects adjustments as if the acquisition of ISG, accounted for using the purchase method of accounting, had occurred on January 1, 2005.

The Unaudited Pro Forma Condensed Combined Statement of Operations is not necessarily indicative of the historical results that would have occurred had Mittal Steel and ISG been combined during the full year ended December 31, 2005 or the future results that may be achieved after the acquisition. In addition, they do not reflect cost savings or other synergies resulting from the acquisition.

The Unaudited Pro Forma Condensed Combined Statement of Operations should be read in conjunction with the Mittal Steel Consolidated Financial Statements, and the ISG Consolidated Financial Statements.

Intercompany sales between ISG and Mittal Steel are not material and hence excluded from this pro forma financial statement.

The pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had Mittal Steel and ISG filed consolidated income tax returns during the periods presented.

2.	Purchase Price for ISG

In connection with the purchase, ISG former stockholders received in the aggregate approximately $2.1 billion in cash and 60,891,883 Mittal Steel Class A common shares valued at $31.56 per share for a total of approximately $4.1 billion ($3.4 billion net of cash acquired). The total purchase price is summarized below.

(in millions)
Cash paid to stockholders	$ 2,072
Bankers’ fees and other transaction costs	52
Cash acquired	(600)
Cash paid, net	1,524
Value of stock issued	1,922
Total purchase price, net of cash acquired	$ 3,446

3.	Preliminary ISG Purchase Price Allocation

The acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed from ISG are recorded at the date of the acquisition, at their respective fair values. Financial statements and reported results of operation of Mittal Steel issued after the completion of the acquisition will reflect these values, but will not be restated retroactively to reflect the historical position or results of operations of ISG.

The following table presents the preliminary amounts recorded for the net assets, as a result of the acquisition:

(in millions)
Assets:
Receivables, net	$891
Inventories	2,081
Assets held for sale	14
Prepaid and other current assets	38
Intangible assets, current	276
Property, plant and equipment	4,066
Intangible assets, non-current	227
Other non-current assets	95

Liabilities:
Debt and capital lease obligations	844
Accounts payable	690
Accrued expenses and other liabilities	923
Pension and retiree benefits	367
Environmental liabilities	233
Intangible liabilities	1,060
Deferred taxes	125
Net assets recorded	$3,446

Intangible assets consist of $4 million assigned to patents and $499 million assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years. Intangible liabilities consist of $1,060 million assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years. These values were assigned based on the fair value of the contracts on the date of completion of the acquisition of ISG on April 15, 2005 and not on the date of acquisition deemed for this pro forma which is January 1, 2005. We recognized $137 million of income during the year ended December 31, 2005 related to the net amortization of these intangibles.

The above purchase price has been allocated based on the preliminary estimate of the fair value of assets acquired and liabilities assumed. The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date in accordance U.S. GAAP. To the extent that the final valuation differs from our preliminary estimates, we will make the appropriate adjustments.

4.	Pro Forma Adjustments

	A.	Represents the net decrease in other post-employment healthcare expense of $2 million resulting primarily from the elimination of previously unrecognized prior service cost.
B.

Represents the elimination of the increase in value of the ISG stock option expense and the acceleration of vesting which was a result of the acquisition and previously recognized by ISG during the period. The ISG stock options were cancelled at the effective time of the acquisition.

C.

Represents the elimination of costs directly attributable to the acquisition that were charged to results during the period. The costs are primarily comprised of legal and other professional fees paid to complete the transaction and severance payments made to former ISG executives as a result of the acquisition.

D.	Reflects the increase in depreciation expense resulting from the step-up of property, plant and equipment depreciated on a straight-line basis over an average period of

22 years. This increase in depreciation was partially offset by the change in average useful lives to those used by Mittal Steel. Prior to acquisition, the average useful lives of property, plant and equipment at ISG was ten years.
E.

Represents the incremental interest expense resulting from the $1,700 million of additional borrowings incurred to complete the acquisition.  Interest is calculated based on a six month LIBOR rate plus 60 basis points and a facility maintenance fee. We have assumed an interest rate of 3.941% for the year ended December 31, 2005.

F.	Assumes an effective tax rate of 39%.
G.	Represents the elimination of the expense related to the write-off of remaining deferred debt fees on the previous ISG credit facility that was terminated as a result of the acquisition.
H.

Represents amortization of unfavorable and favorable contracts. The historical Mittal Steel Consolidated Financial Statements for the year ended December 31, 2005 reflects $137 million of income related to the net amortization of these intangibles. The following pro forma adjustments have been reflected for the net amortization for the year ended December 31, 2005. The adjustments are preliminary and may change materially when the purchase accounting and fair value exercise is completed. These adjustments are based on the following assumptions:

•	The amortization will follow the same pattern as the actual amortization reflected in the Mittal Steel Historical Consolidated Financial Statements for the period April 16, 2005 to December 31, 2005.
•

The contracts which are now reflected in the preliminary purchase price allocation may have been designated as such on January 1, 2005. This assumption ignores the impact of the cyclicality of the steel industry during 2004 and 2005 and its impact on the valuation of such contracts.

•

The fair value exercise is not complete yet and there may be other adjustments which offset the pro forma adjustments reflected in these Unaudited Pro Forma Condensed Combined Statements of Operations and may result in a lower net income and earnings per share.

•

For the year ended December 31, 2005, incremental pro forma adjustment is $57 million since $137 million is already reflected in the Mittal Steel Consolidated Financial Statements for the year ended December 31, 2005.